                        $7.45 PER UNIT OFFER TO PURCHASE

To Unitholders in Krupp Cash Plus-II Limited Partnership:

                  KRESCENT PARTNERS L.L.C., A DELAWARE LIMITED LIABILITY COMPANY ("KRESCENT"), AND AMERICAN HOLDINGS I, L.P., A DELAWARE LIMITED PARTNERSHIP ("AHI") (KRESCENT AND AHI ARE COLLECTIVELY REFERRED TO HEREIN AS THE "PURCHASERS"), ARE OFFERING TO PURCHASE UP TO 1,536,630 OF THE OUTSTANDING DEPOSITARY RECEIPTS REPRESENTING UNITS (AS DEFINED IN THE ENCLOSED OFFER TO PURCHASE) IN KRUPP CASH-II PLUS LIMITED PARTNERSHIP (THE "PARTNERSHIP") FOR A CASH PURCHASE PRICE OF $7.45 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED OFFER TO PURCHASE, DATED FEBRUARY 20, 1997, AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

                  Unless extended by the Purchasers, the Offer is effective until midnight, New York City time, on March 20, 1997. The Offer is not conditioned upon any minimum number of Units being tendered; however, tenders of less than 100 Units or tenders of less than all Units owned by a Unitholder that would result in such Unitholder holding less than 250 Units (100 Units in the case of tax-exempt entities) will not be accepted.

                  The materials included in this package include important information concerning the Purchasers, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchasers.

         In reviewing the Offer, please note:

         o        Offer is a Premium to the per Unit Secondary Market Price.

                           $7.15 per Unit was the weighted average selling price for Units in the limited secondary market for the six months ended November 30, 1996. Unitholders are advised, however, that such amount is not necessarily indicative of value.

         o        No Commissions and No Transfer Fees.

                           The Purchasers will pay any transfer fees charged by the Partnership in connection with transferring the ownership of your Units pursuant to the Offer and commissions in connection with tendering your Units pursuant to the Offer.

         o        No More K-1 Reporting Costs if You Sell All of Your Units.

                           If you sell all of your Units you will avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units.

         o Although the Purchasers cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price offered could differ significantly from the net proceeds that would be realized from a current sale of the properties owned by the Partnership (the "Properties") or that may be realized upon a future liquidation of the Partnership.

         o The Purchasers are making the Offer with a view to making a profit. Accordingly, there may be a conflict between their desire to acquire the Units at a low price and your desire to sell your Units at a high price. The Purchase Price of $7.45 is approximately 77% and 79%, respectively, of Krescent's and AHI's respective estimates of the liquidation value of the Partnership's assets on a per Unit basis of approximately $9.67 and $9.48 assuming such assets were sold today.

         o If the Purchasers are successful in acquiring a significant number of Units as a result of the Offer, each could, following the Standstill Expiration Date (as defined in the Offer), be in a position to significantly influence all Partnership decisions on which Unitholders may vote, including decisions regarding removal of any General Partner, merger, sales of assets and liquidation of the Partnership.

                  You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

                  If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 738-5516. Informed and courteous agents are available to assist you.

                             THE HERMAN GROUP, INC.
                      2121 San Jacinto Street, 26th Floor
                              Dallas, Texas 75201
                 Facsimile No. (214) 999-9348 or (214) 999-9323
                      For information call 1-800-738-5516


February 20, 1997                                      KRESCENT PARTNERS L.L.C.
                                                       AMERICAN HOLDINGS I, L.P.